UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


              QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended March 31, 2001


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

 Item
  No.          Title                                                Page
---------- -------------------------------------------------     ------------


   1        Organization Chart                                        2

   2        Issuances and Renewals of Securities
              and Capital Contributions                               2

   3        Associate Transactions                                    3

   4        Summary of Aggregate Investment                           4

   5        Other Investments                                         5

   6        Financial Statements and Exhibits                         5


ITEM 1 - ORGANIZATION CHART

       Name                    Energy                                     Percentage
        of                        or           Date            State      of Voting
     Reporting              Gas - related       of               of       Securities                   Nature of
     Company                   Company     Organization    Organization      Held                      Business
      -------                   -------     ------------    ------------      ----                      --------

SCANA Resources, Inc. (a)
   Solo Energy Corporation     Energy      January 6, 1997      Delaware     23.8% (b)   provide long-term energy service contracts
                                                                                         from use of micro turbines

South Carolina Electric &
  Gas Company  (a)
   SC Coaltech No. 1 LP        Energy      April 7, 2000        Delaware        40%      production and sale of synthetic fuel

(a) These SCANA Corporation system companies are not reporting companies but they are included herein because they hold securities directly in the energy-related companies set forth below their names.
(b) Solo Energy Corporation's certificate of incorporation limits SCANA Corporation and its wholly owned subsidiaries to an aggregate power to vote of 18% of total number of votes entitled to be cast on matters not requiring separate voting by the holders of Series B Preferred Stock.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                      Principal   Issue                Person to Whom    Collateral    Consideration
                                                      Amount of     or      Cost of    Security was      Given with      for Each
 Company Issuing Security  Type of Security Issued    Security   Renewal    Capital      Issued           Security       Security


SOLO Energy Corporation    Bridge loan bearing       $1,500,000   Issue    $1,500,000  SCANA Resources, Inc.   None     $1,500,000
                           interest at 10% and due
                           June 30, 2001(1)

Company Contributing Capital                     Company Receiving Capital          Amount of Capital Contribution
----------------------------                     -------------------------          ------------------------------

South Carolina Electric & Gas Company            SC Coaltech No. l LP               $1,256,000

(1)      This note is convertible, at SCANA Resources, Inc.'s option, to Series
         D Preferred Stock. In addition, a warrant to purchase 1,650,000 shares of Series D Preferred Stock was issued in return for the provision of funds under the bridge loan.



  ITEM 3 - ASSOCIATE TRANSACTIONS

  PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

 Reporting Company           Associate Company        Types of Services   Direct Costs    Indirect     Cost of   Total Amount
 Rendering Services          Receiving Services            Rendered         Charged     Costs Charged  Capital      Billed
 ------------------          ------------------            --------         -------     -------------  -------      ------

SC Coaltech No. 1 LP      South Carolina Electric    Synthetic Fuel Sales  $14,556,456          -           -      $14,556,456
                              & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

  Associate Company       Reporting Company    Type of Services  Direct Costs    Indirect       Cost of     Total Amount
  Rendering Services      Receiving Services       Rendered         Charged    Costs Charged    Capital       Billed
  ------------------      ------------------       --------         -------    -------------    -------       ------

South Carolina Electric
  & Gas Company           SC Coaltech No.1 LP       Coal Sales      $15,009,829        -             -        $15,009,829
South Carolina Electric
  & Gas Company           SC Coaltech No.1 LP      Fuel Handling     $ 35,914          -             -          $ 35,914



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of March 31, 2001    $5,930,079
(A)                             Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)
                                                               889,512   Line 2
         Greater of $50 million or line 2
                                                               $889,512  Line 3

         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                        -
             Energy-related business category 2                        -
             Energy-related business category 3                        -
             Energy-related business category 4                       $7,800
             Energy-related business category 5                        -
             Energy-related business category 6                        7,182
             Energy-related business category 7                        -
             Energy-related business category 8                        -
             Energy-related business category 9                        -
             Energy-related business category 10                       -
                 Total current aggregate investment                   $14,982
                                                                      --------
                     Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                  $874,530
          Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                      -
         Gas-related business category 2                      -
                 Total current aggregate investment           -
                                                         ------------

(A) Includes common equity, preferred stock and manditorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

ITEM 5 - OTHER INVESTMENTS
         (Dollars in Thousands)

 Major line of energy-   Other investment in  Other investment in  Reason for difference
   related business      last U-9C-3 report   this U-9C-3 report   in Other Investment
   ----------------      ------------------   ------------------   -------------------

         None*


*As specifically authorized by the Securities and Exchange Commission in Public
  Utility Holding Company Act Release No. 27133 (February 9, 2000), SCANA Corporation currently retains certain interests in specific non-utility subsidiaries that are engaged in energy-related types of business as described in Rule 58 of the Public Utility Holding Company Act of 1935.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

     FINANCIAL STATEMENTS
     Exhibit A   Solo Energy Corporation Balance Sheet as of March 31, 2001
     Exhibit B   Solo Energy Corporation Income Statement for the Periods ended
                 March 31, 2001
     Exhibit C   SC Coaltech No. l LP Balance Sheet as of March 31, 2001
     Exhibit D   SC Coaltech No. l LP Income Statement for the Periods ended
                 March 31, 2001

    EXHIBITS
    Exhibit E    Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 18th day of May 2001.



                             SCANA Corporation
                                 Registrant





                         by:  s/Mark R. Cannon
                              -----------------------------------------------

                                Mark R. Cannon
                                ---------------------------------------------
                                                 (Name)

                              Controller
                              -----------------------------------------------
                              (Title)

                              May 18, 2001
                              ---------------------------------------
                              (Date)

                                                                Exhibit A


                                   Solo Energy
                                  Balance Sheet
                              As of March 31, 2001
                             (Dollars in Thousands)
                                   (Unaudited)


           ASSETS
              Current Assets
                   Cash                                          $3,272
                   Accounts Receivable                                 -
           -------------------------------------------------------------------
             Total Current Assets                                  3,272
           -------------------------------------------------------------------

             Fixed Assets                                         2,077

             Other Assets                                            894
           -------------------------------------------------------------------

           TOTAL ASSETS                                          $6,243
           ===================================================================

           LIABILITIES & EQUITY
             Liabilities
                 Current Liabilities
                       Accounts Payable                          $1,155
                       Other Current Liabilities                  7,002
           -------------------------------------------------------------------
                 Total Current Liabilities                        8,157
           -------------------------------------------------------------------

             Long-term debt                                             6

             Equity (deficit)                                    (1,920)
           -------------------------------------------------------------------

           TOTAL LIABILITIES & EQUITY (DEFICIT)                  $6,243
           ===================================================================

                                                                    Exhibit B
                                   Solo Energy
                                Income Statement
                      for the Periods ended March 31, 2001
                             (Dollars in Thousands)
                                   (Unaudited)

Ordinary Income/Expense                             Quarter     Year to Date
                                                    -------     ------------
         Expense
            Total Research and  Development          $2,055        $2,055
            Total G&A                                 1,999         1,999
--------------------------------------------------------------------------------

         Total Expense                              (4,054)        (4,054)
--------------------------------------------------------------------------------

Net Ordinary Income (Loss)                          (4,054)        (4,054)

Other Income/Expense
        Other Income
                Interest Income                           25            25
--------------------------------------------------------------------------------
        Total Other Income                                25            25
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net Income (Loss)                                     $(4,029)    $(4,029)
================================================================================

                                                         Exhibit C


                        South Carolina Coaltech No. l LP
                                  Balance Sheet
                              As of March 31, 2001
                             (Dollars in Thousands)
                                   (Unaudited)


 ASSETS
    Current Assets
         Cash                                             $ 352
         Accounts Receivable                                6,142
 -------------------------------------------------- -------------------
   Total Current Assets                                     6,494
 -------------------------------------------------- -------------------

   Fixed Assets                                             9,016
 -------------------------------------------------- -------------------
 TOTAL ASSETS                                            $15,510
 ================================================== ===================

 LIABILITIES & EQUITY
   Liabilities
             Accounts Payable                            $ 5,854
 -------------------------------------------------- -------------------
   Total Liabilities                                         5,854
 -------------------------------------------------- -------------------

   Equity
      Partner  Accounts                                    24,053
      Retained Earnings                                   (11,042)
      Net Income  (loss)                                   (3,355)
 -------------------------------------------------- -------------------
   Total Equity                                             9,656
 -------------------------------------------------- -------------------
 TOTAL LIABILITIES & EQUITY                              $15,510
 ================================================== ===================

Exhibit D



                        South Carolina Coaltech No. 1 LP
                                Income Statement
                      for the Periods ended March 31, 2001
                             (Dollars in Thousands)
                                   (Unaudited)


                                          Quarter          Year to Date
   INCOME:
       Synfuel Sales                       $14,557           $14,557
       Other Income                             80                80
   -------------------------------- --------------------- ---------------
       TOTAL INCOME                         14,637           $14,637

   EXPENSES:
        Depreciation                            334               334
        Raw Material (coal)                  15,010            15,010
        Operating Costs                       2,068             2,068
        General Partners Cost                    61                61
        Other Costs                             519                519
   -------------------------------- --------------------- ---------------
        TOTAL EXPENSES                      17,992             17,992

        NET INCOME (LOSS)                 $ (3,355)         $ (3,355)
   ================================ ===================== ===============

                                                                  Exhibit E



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended December 31, 2000, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





May 18, 2001                          By:         s/M. R. Cannon
                                         ----------------------------------
                                                  M. R. Cannon
                                                  Controller
                                                  (principal accounting officer)